Exhibit 23.1
Consent of Independent Auditors
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 1,631,129 shares of Piper Jaffray Companies common stock and associated preferred share purchase rights for the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (as amended and restated effective May 7, 2008) of our reports dated February 26, 2008, with respect to the consolidated financial statements and effectiveness of internal control over financial reporting of Piper Jaffray Companies incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2007, and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
May 15, 2008